SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Table Of Contents

1.    Press Release of Alestra, S. de R.L. de C.V., dated September 26, 2003: announcement of an extension of Alestra’s pending cash tender offers, exchange offers, consent solicitation and its solicitation of acceptance for a U.S. prepackaged plan of reorganization.

2.    Exhibit 1. Complaint: WRH Global Securities Pooled Trust v. Alestra S. de R.L. de C.V. et al., No. 03-Civ-7383 (KMW) (S.D.N.Y.).

September 26, 2003

Alestra, S. de R. L. de C.V. Announces Extension of its Exchange Offers, Cash Tender Offers,

Consent Solicitation and Solicitation of Acceptances to a

U.S. Prepackaged Plan of Reorganization

San Pedro Garza Garcia—September 26, 2003—Alestra, S. de R.L. de C.V. (“Alestra”) announces an extension of its pending cash tender offers, exchange offers and consent solicitation for all of its outstanding principal amount of its 12 1/8% Senior Notes due 2006 and 12 5/8% Senior Notes due 2009 (the “offers”) and its solicitation of acceptance to a U.S. prepackaged plan of reorganization.

Alestra is extending the expiration date for the offers and the solicitation of acceptances to the U.S. prepackaged bankruptcy to 11:59 p.m. on October 9, 2003, ten business days from, and including, the date of this press release, unless further extended by Alestra. If the offers are consummated, the new senior notes will be issued and all cash payments will be paid pursuant to the offers no earlier than the third business day following the expiration date, or as soon as practicable thereafter. Until, but not including, October 9, 2003, Alestra is also granting withdrawal rights to holders of its existing senior notes who have previously tendered their existing senior notes in the offers and to those holders of its existing senior notes who on or subsequent to the date of this press release tender their existing senior notes in the offers. Holders of Alestra’s existing senior notes already have the right to withdraw or modify their ballot for the U.S. prepackaged plan at any point prior to the commencement of the U.S. bankruptcy case. As of the date of this press release, approximately $21 million principal amount of its outstanding 12 1/8% Senior Notes due 2006 have been tendered in the offers and approximately $18 million principal amount of its outstanding 12 5/8% Senior Notes due 2009 have been tendered in the offers.

Alestra is also in the process of distributing a prospectus supplement to its prospectus dated August 21, 2003 that provides an update regarding a legal action brought against it, its equity holders and the indenture trustee on September 22, 2003 in the United States District Court for the Southern District of New York by a holder of Alestra’s existing senior notes. The complaint seeks damages and to enjoin Alestra from consummating its exchange offers and consent solicitations. Alestra believes that there is no merit to any of the claims in the complaint and it intends to contest vigorously the action and continue to pursue the consummation of the offers and the solicitation of acceptances to the U.S. prepackaged plan of reorganization. The hearing date for the request for a preliminary injunction has been set for October 10, 2003.

Alestra filed a copy of its prospectus supplement and prospectus today with the SEC pursuant to Rule 424(b) of the Securities Act of 1933 and will file a form 6-K with the United States Securities and Exchange Commission that will contain this press release and a copy of the complaint brought by the holder of Alestra’s existing senior notes.

This announcement and the cash tender offers, exchange offers, the consent solicitation and the solicitation of acceptances to a U.S. prepackaged plan of reorganization which are the subject hereof are not being made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers, exchange offers, consent solicitation or solicitation of acceptances to a U.S. prepackaged plan of reorganization under applicable securities laws.

This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of Alestra or any of its affiliates since the date hereof. No indications of interest in the offers or votes on the U.S. prepackaged plan are sought by this press release.

Copies of the prospectus supplement and the prospectus are being mailed to holders of record of the existing senior notes. Holders may also obtain copies of the materials by calling the Information Agent, D.F. King at (212) 269-5550.

Any questions regarding the cash tender offers, exchange offers, the consent solicitations and the solicitation of acceptances to a U.S. prepackaged plan of reorganization may be addressed to Morgan Stanley as dealer manager for this transaction at the following number:

Simon Morgan	1-212-761-2219
Heather Hammond	1-212-761-1893

THE FOLLOWING LEGENDS ARE INCLUDED AT THE REQUEST OF THE COMISIÓN NACIONAL BANCARIA Y DE VALORES OF MÉXICO FOR THE BENEFIT OF MEXICAN INVESTORS:

THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS THE EXCLUSIVE RESPONSIBILITY OF ALESTRA, S. DE R.L. DE C.V. AND DOES NOT REQUIRE THE AUTHORIZATION FROM THE COMISIÓN NACIONAL BANCARIA Y DE VALORES.

THE REGISTRATION IN THE SECCIÓN ESPECIAL OF THE REGISTRO NACIONAL DE VALORES KEPT BY THE COMISIÓN NACIONAL BANCARIA Y DE VALORES, DOES NOT IMPLY A CERTIFICATION AS TO THE QUALITY OF THE SECURITIES OR THE SOLVENCY OF ALESTRA, S. DE R.L. DE C.V.

THE SECURITIES BEING OFFERED BY THE PROSPECTUS MENTIONED ABOVE, HAVE NOT BEEN REGISTERED IN THE SECCIÓN DE VALORES OF THE REGISTRO NACIONAL DE VALORES, THUS MAY NOT BE PUBLICLY OFFERED OR EXCHANGED IN MEXICO. MEXICAN INVESTORS WHO ACQUIRE THESE SECURITIES OUTSIDE OF MEXICO, DO SO ON THEIR OWN RESPONSIBILITY.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/S/ PATRICIO E. DE LA GARZA

Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: September 26, 2003